Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2005	2006	2007		2008		2009
Net income from continuing operations	$351,770	$348,806	$341,966		$250,998		$265,020
Less- Income from equity investee	6,463	54,285	54,545		10,948		—
Add- Taxes based on income	193,156	183,867	139,782		133,514		127,982

Net income before income taxes and income from equity investee	538,463	478,388	427,203		373,564		393,002
Add- fixed charges:
Interest on short-term and long-term debt	120,899	176,088	203,456	(1)	205,314	(1)	245,272	(1)
Estimated interest cost within rental expense	2,528	2,754	2,540		3,533		3,542
Amortization of net debt premium, discount, and expenses	5,278	5,468	5,634		6,226		6,686

Total fixed charges	128,705	184,310	211,630		215,073		255,500

Earnings available for fixed charges	667,168	662,698	638,833		588,637		648,502

Ratio of earnings to fixed charges	5.18	3.59	3.01		2.73		2.53

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	5,941	5,941	5,941		5,941		5,941
Adjustment to pretax basis	2,896	3,244	2,429		3,160		2,869

	8,837	9,185	8,370		9,101		8,810

Combined fixed charges and preferred stock dividend requirements	$137,542	$193,495	$220,000		$224,174		$264,310

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.85	3.42	2.90		2.62		2.45

(1)	Includes FIN 48 interest expense